NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 5, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on February 15, 2007. The purchase contract will obligate the holder to purchase from Scottish Re Group Limited, no later than February 15, 2007 for a price of $25 in cash, the following number of the company's ordinary shares, subject to anti-dilution adjustments: if the average closing price of the company's ordinary shares over a 20-trading day period ending on the fourth trading day before February 15, 2007 exceeds $19.32, a number of ordinary shares having a value, based on that 20-trading day average closing price, equal to $25; and if the average closing price during that period is less than or equal to $19.32, 1.2940 ordinary shares. The convertible preferred share will initially be convertible into 1.0607 ordinary shares per $25 liquidation preference only at the mandatory redemption date or upon a specified merger, as described in the prospectus supplement. This initial conversion rate represents an initial conversion price of $23.57 per ordinary share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 15, 2007.